N.A.
8/10/2011

11022572

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 28 2011
WASH, D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/10 (MM/DD/YY) AND ENDING 05/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDBURN PARTNERS (USA) LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue - 26th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Kimmel 212-803-7302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.A. 9/15

OATH OR AFFIRMATION

I, Larry Kimmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redburn Partners (USA) LP, as of May 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA L PERLOFF
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PE6229311
Qualified In Nassau County
My Commission Expires October 12, 2014

Signature

CAO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Redburn Partners (U.S.A.) L.P.

Financial Statements and Supplemental Information

Year Ended May 31, 2011

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Members
Redburn Partners (U.S.A.) L.P.

We have audited the accompanying statement of financial condition of Redburn Partners (U.S.A.) L.P. (the "Partnership") as of May 31, 2011 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redburn Partners (U.S.A.) L.P. at May 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young

July 15, 2011

Redburn Partners (U.S.A.) L.P.

Statement of Financial Condition

May 31, 2011

Assets		
Cash	$	2,971,544
Certificates of deposit		211,676
Receivable from clearing broker		393,733
Receivable from an affiliate		729,624
Fixed assets, net of accumulated depreciation of $230,583		109,675
Prepaid expenses		67,167
Deferred tax assets		172,688
Other assets		13,256
Total assets	$	4,669,363
Liabilities and Members' Equity		
Liabilities:		
Accounts payable	$	150,625
Accrued compensation, expenses and other liabilities		1,426,972
Accrued income taxes payable		187,427
Deferred rent		75,630
Obligation under a capital lease		852
Total liabilities		1,841,506
Commitments and contingent liabilities		
Members' equity		2,827,857
Total liabilities and members' equity	$	4,669,363

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Operations

Year Ended May 31, 2011

Revenues		
Commissions	$	21,197,632
Non commission income		3,770,249
Interest income		1,677
		24,969,558
Expenses		
Employee compensation and benefits	$	5,454,691
Clearing, research and other service fees		15,171,997
Occupancy		475,201
Professional fees		394,866
Travel and entertainment		803,547
Telephone and communication		663,058
Other		496,326
		23,459,686
Income before income tax expense		1,509,872
Income tax expense		394,332
Net income	$	1,115,540

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Changes in Members' Equity

Year Ended May 31, 2011

		Members' Equity
Balance at June 1, 2010	$	1,712,317
Net income		1,115,540
Capital contributions		–
Balance at May 31, 2011	$	2,827,857

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Cash Flows

Year Ended May 31, 2011

Cash flows from operating activities	
Net income	$ 1,115,540
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	81,171
Changes in operating assets and liabilities:	
Receivable from clearing broker	(143,400)
Receivable from an affiliate	(8,213)
Prepaid expenses	20,495
Deferred tax assets	(172,688)
Other assets	(10,816)
Accounts payable	59,463
Accrued compensation, expenses and other liabilities	163,757
Accrued income taxes payable	(52,046)
Obligation under a capital lease	(11,661)
Deferred rent	12,955
Net cash provided by operating activities	1,054,557
Cash flows from investing activities	
Certificates of deposit	(1,570)
Purchases of fixed assets	(15,128)
Net cash used in investing activities	(16,698)
Cash flows from financing activities	
Capital contributions	–
Net cash provided by financing activities	–
Net increase in cash	1,037,859
Cash	
Beginning of year	1,933,685
End of year	$ 2,971,544
Supplemental disclosure of cash flow information cash paid during the year for	
Interest	$ 1,249
Income taxes	$ 620,625

See accompanying notes to financial statements.

Redburn Partners (USA) L.P.

Notes to Financial Statements

May 31, 2011

1. Organization

Redburn Partners (U.S.A.) L.P., (the "Partnership"), was established under the laws of the State of New York in May of 2006. The Partnership commenced business operations on November 11, 2006, to broker securities transactions for institutional investors. The Partnership's majority member is Redburn Partners LLP, a broker/dealer operating in the United Kingdom. The Partnership is registered as a fully disclosed broker/dealer pursuant to the Securities Exchange Act of 1934. The Partnership is also a member of the Financial Industry Regulatory Authority ("FINRA") which is the Partnership's designated regulator.

In accordance with the Partnership's operating agreement, profits and losses of the Partnership are allocated and distributed among the members in proportions determined by the General Partner, Redburn Partners ("GP") Inc.

The Partnership clears its securities transactions on a fully-disclosed basis through BNP Paribas Securities Corporation.

2. Significant Accounting Policies

Basis of Presentation

These financial statements are stated in U.S. dollars and are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Concentration of Credit Risk

The Partnership defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

As of May 31, 2011, the Partnership maintains its cash balances of $2,971,544 with one financial institution which, at times, may exceed federally insured limits. The Partnership's cash balance includes an interest bearing money market deposit account. As of May 31, 2011, the Partnership also maintained two certificates of deposit which total $211,676 with the same financial institution. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Receivable from Clearing Broker

The receivable from clearing broker represents a clearing deposit of $200,000 that the Partnership maintains with its clearing broker and the remaining amount represents commissions receivable net of clearance and execution costs related to customers U.S. equity trading activity.

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

The Partnership adopted the provisions of ASC 820, "Fair Value Measurements" ("ASC 820"), effective June 1, 2008. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about

2. Significant Accounting Policies (continued)

the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of May 31, 2011, financial instruments owned by the Partnership consist of cash equivalents and are classified as Level 1. No Level 2 or Level 3 financial instruments were owned by the Partnership during the year ended May 31, 2011.

The Partnership estimates that the fair value of all financial instruments recognized on the Statement of Financial Condition approximates their carrying value as all financial instruments, including receivables and payables, are either carried at market value, are short-term in nature or bear interest at current market rates.

Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are 3 years for computers, furniture and equipment. The estimated useful lives of the leasehold improvements are the life of the office lease which is 86 months.

Revenue Recognition

The Partnership records securities transactions, commission revenue and related expenses on a trade-date basis.

2. Significant Accounting Policies (continued)

Income Taxes

Effective January 1, 2010, the Partnership elected and was approved to change the entity's tax classification from a partnership to a corporation for federal, state and city income tax purposes and will be subject to applicable corporate income taxes.

The Partnership follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pretax income. There were no such interest or penalties for the year ended May 31, 2011.

3. Fixed Assets

Details of fixed assets at May 31, 2011 are as follows:

Computers	$ 139,249
Furniture and equipment	173,189
Leasehold improvements	27,820
	340,258
Less accumulated depreciation	(230,583)
	$ 109,675

Depreciation expense for the year ended May 31, 2011 was $81,171.

4. Commitments and Contingent Liabilities

The Partnership leases office and storage space in New York City under operating leases expiring in October 2016. Rental payments are approximately $35,000 each month. The lease is secured by a standby letter of credit that is collateralized by two certificates of deposit totaling $211,676.

4. Commitments and Contingent Liabilities (continued)

Aggregate future minimum annual rental payments in the years subsequent to May 31, 2011 are approximately as follows:

Year ending May 31:	
2012	$ 424,000
2013	437,000
2014	442,000
2015	442,000
2016	442,000
Thereafter	184,000
Total	$ 2,371,000

Rent expense was approximately $448,000 for the year ended May 31, 2011 and was included in the occupancy expense line item on the Statement of Operations.

5. Related Party Transactions

The Partnership passes all non U.S. equities orders to Redburn Partners LLP in London for execution. The Partnership pays Redburn Partners LLP clearing, research and other service fees for execution, clearing and research services which totaled $14,849,486 for the year ended May 31, 2011.

All non U.S. commissions are earned through an affiliate, Redburn Partners LLP, and the related commission receivable is due from Redburn Partners LLP. The Partnership earned commission income of $19,659,185 and non commission income of $3,770,249 from Redburn Partners LLP for the year ended May 31, 2011. As of May 31, 2011, the net receivable from the affiliate was $729,624.

Under a plan established by Redburn Partners Holding Company Limited ("Holdings"), the Partnership's ultimate holding company, phantom options of Holdings may be granted on a discretionary basis to selected employees of the Partnership for services related to the broker dealer. The exercise prices of the options are set at the estimated market price of shares of Holdings on the date of the grant. During the year ended May 31, 2011, options over 16,507 shares were granted. As of May 31, 2011, the options outstanding total 26,763 which includes options over 10,256 shares, granted in previous periods. The outstanding options vest three years after the grant date and are exercisable once a year on October 31 between 2011 and 2021 and

5. Related Party Transactions (continued)

will be settled by cash. Stock based compensation expense of $22,370 has been included in the Statement of Operations for the year ended May 31, 2011. The total provision of $33,160 is included in the Statement of Financial Condition as accrued compensation, expenses and other liabilities and is considered to be sufficient to cover the estimated future liability.

6. Income Taxes

Deferred tax expenses and benefits are recognized in the Statement of Operations for changes in deferred tax assets and liabilities. The provision for taxes for the year ended May 31, 2011 consists of the following:

	Current	Deferred	Total
Federal	$ 469,926	$ (131,497)	$ 338,429
State and local	97,094	(41,191)	55,903
	$ 567,020	$ (172,688)	$ 394,332

The deferred tax asset at May 31, 2011 is $172,688 and is primarily the result of start-up costs and deferred rent. Management believes that it is more likely than not that the deferred tax asset will be realized. The Company had, in prior years, determined that it was more likely than not that the capital loss carry forward would not be realized and established a full valuation allowance of $134,111 as of May 31, 2010 against the deferred tax asset that was fully reversed in the current year.

The effective tax rate differs from the statutory federal tax rate of 35% primarily due to the change in the deferred tax asset, the reversal of the prior year's valuation allowance in the current year and the tax benefit of state and local income taxes.

The Company does not believe that it is reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

7. Employee Retirement Plan

The Partnership maintains a voluntary contributory employee retirement plan (the "Plan") covering substantially all employees meeting certain minimum eligibility requirements. The Partnership makes matching contributions equal to 100% of each participant's pretax contribution up to $8,250 per annum. For the year ended May 31, 2011, $107,762 was expensed as Partnership contributions and included in the Statement of Operations as employee compensation and benefits.

8. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Partnership computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2011, the Partnership had net capital of $2,410,025 which was $2,160,025 in excess of the required net capital of $250,000.

9. Exemption from Rule 15c3-3

The Partnership does not carry any customer accounts and is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Partnership is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

10. Subsequent Events

The Partnership has evaluated subsequent events through July 15, 2011, the date of issuance of the accompanying financial statements.

Supplemental Information

Redburn Partners (U.S.A.) L.P.

Computation of Net Capital Pursuant to Rule 15c3-1

May 31, 2011

Computation of net capital		
Total members' equity	$	2,827,857
Deductions:		
Non-allowable assets:		
Certificates of deposit		(211,676)
Receivable from an affiliate		(729,624)
Fixed assets		(109,675)
Prepaid expenses		(67,167)
Deferred tax assets		(172,688)
Other assets		(13,256)
Total deductions		(1,304,086)
Additions:		
Non-Aggregate Indebtedness liabilities:		
Discretionary bonuses		594,405
Tax liability related to receivable from an affiliate		291,849
Total additions		886,254
Net capital	$	2,410,025
Computation of basic net capital requirements		
Minimum net capital requirements of reporting broker/dealer	$	250,000
Net capital requirement	$	250,000
Excess net capital	$	2,160,025

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited amended May 31, 2011 Part IIA Focus Report filed July 12, 2011.

Redburn Partners (U.S.A.) L.P.

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

May 31, 2011

EXEMPTION UNDER SECTION (k)(2)(i) and (ii) IS CLAIMED:

The Partnership does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Partnership is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Supplementary Report

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

The Members
Redburn Partners (U.S.A) L.P

In planning and performing our audit of the financial statements of Redburn Partners (U.S.A) L.P. (the "Partnership"), as of and for the year ended May 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from

ERNST & YOUNG

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

July 15, 2011

Deloitte

Deloitte
Corporate Finance LLC

Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3093
Fax: +1 313 396 3770

July 21, 2011

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington DC 20549

Gentlemen:

We are enclosing two (2) copies of the financial statements and supporting schedules pursuant to Rule 17a-5 of the Securities and Exchange Commission of Deloitte Corporate Finance LLC at May 31, 2011, with Report of Certified Public Accountants.

In addition, we are enclosing two (2) copies of the Supplemental Report on Internal Accounting Control at May 31, 2011.

Also enclosed are two (2) copies of the Supplemental Report of the Status of Membership in the SIPC at May 31, 2011.

Very truly yours,

S. Radgens

Sara A. Radgens
Chief Financial Officer

Ernst & Young LLP

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Redburn Partners (U.S.A.) L.P.
Years Ended May 31, 2011
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

REDBURN
PARTNERS

565 Fifth Avenue, 26th Floor
New York, NY 10017
T +1 212 803 7300

Larry Kimmel
Chief Administrative Officer

D +1 212 803 7302
C +1 516 650 0204
E larry.kimmel@redburn.com

Redburn Partners (USA) LP
Member of FINRA/SIPC

working exclusively for investors